

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2014

Mr. Terry D. Peterson
Chief Financial Officer
Deluxe Corporation
3680 Victoria Street North
Shoreview, MN 55126

  Re: Deluxe Corporation
    Form 10-K for the year ended December 31, 2013
    Filed February 28, 2014
    File No. 001-07945

Dear Mr. Peterson:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Andrew D. Mew

      Andrew D. Mew
      Senior Assistant Chief Accountant